Exhibit 99.1

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Norway: Total sells its interests in the Valhall and Hod fields to BP
Paris, April 27, 2010 – Total announces the signing of an agreement for the sale of its interests in the Valhall (15.72%) and Hod (25%) fields, in the Norwegian North Sea, to BP. This transaction, amounting to 991 million dollars, is subject to partners’ consent and approval by relevant authorities in the upcoming weeks.
Located 285 kilometers off the Norwegian coast in a water depth of 70 metres, Valhall was discovered in 1975 and started producing in 1982. This field reached an average equity production of approximately 8,000 barrels of oil equivalent per day (boe/d) in 2009.
Hod, approximately 13 kilometres south of Valhall, was discovered in 1974. Production started in 1990 and reached an average equity production of about 1,000 boe/d in 2009.
Total is a leading North Sea oil and gas industry investor and operator. The sale of these non-strategic interests is part of the Group’s ongoing optimization of its upstream assets.
Total Exploration & Production in Norway
Total has been present in Norway since the late 1960’s and intends on remaining a top-tier player. The Group currently holds interests in 77 licenses in Norway and is operator of 15 of them. Its principal asset is a 39.9% interest in the Ekofisk field, one of the most prolific in the North Sea.
Norway accounted for nearly 330,000 boe/d of Total’s production in 2009, making it the biggest contributor to the Group’s output at 15% of total production. The oil and gas originates from 35 fields on the Norwegian Continental Shelf in which Total has interests.
In terms of reserves, Total currently has the second largest position of the oil companies in Norway. In the coming years, the Group will maintain its level of investment to fully value its oil and gas resources in Norway.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com